October 12, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Suzanne Hayes

Re:	Genprex, Inc.
Registration Statement on Form S-1 (File No. 333-219386)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, (the “Securities Act”) we, as the underwriter, hereby join in the request of Genprex, Inc., a Delaware corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30PM (Eastern Time) on Friday, October 13, 2017, or as soon thereafter as practicable.

Pursuant to Rule 418(a)(7) and Rule 460 under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated, October 10, 2017:

∎	Dates of Distribution: October 10, 2017 through date hereof

∎	Number of prospectuses furnished to institutional investors: approximately 25

∎	Number of prospectuses furnished to individuals: approximately 100

∎	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

We will take reasonable steps to make the information contained in the Registration Statement conveniently available to any dealers who will participate in the distribution of the securities registered thereunder.

We, the undersigned, as the underwriter, have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions or comments regarding this request, please call, Philip Magri, Esq. of Magri Law, LLC at 954-303-8027.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

/s/ Damon D. Testaverde

Damon D. Testaverde

Director of Investment Banking

The Galleria, 2 Bridge Ave., Suite 241

Red Bank, NJ 07701-116

Phone: 732-758-9001; Toll Free: 800-886-7007; Fax: 732-758-6671

Member FINRA/SIPC